ASANKO GOLD REPORTS Q3 2016 RESULTS

Vancouver, British Columbia, November 7, 2016 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) reports its financial results for the three-month and nine-month period ended September 30, 2016 ("Q3"). The Company released its production and revenue results for Q3 on October 13, 2016. All amounts are in US dollars unless otherwise stated. Management will host a conference call and webcast today at 9am Eastern Time, further details below.

Q3 2016 Highlights:

  Net income of $11.7 million ($0.06/share) and adjusted net income[1] of $10.7 million ($0.05/share)

  Cash provided by operating activities of $33.1 million ($0.17/share).

  Quarterly gold production increased from Q2 by 49% to 53,986 ounces.

  Gold sales of 54,393 ounces generating gross revenue of $71.3 million.

  Balance sheet strengthening with cash of $57.6 million, unrefined doré on hand with a market value of $9.7 million and $5.3 million in receivables from gold sales.

  Working capital[1] position improved to $66.7 million.

  Total cash costs[2] decreased quarter on quarter by 28% to $609/oz.

  All-in sustaining costs[3] decreased from Q2 by 29% to $907/oz.

Commenting on the Company's performance, Peter Breese, President and CEO, said "The Asanko Gold Mine really hit its stride during this quarter as the ore grade from the Nkran pit continued to increase and the process plant was further optimized to improve throughput to 20% above design at 3.6Mtpa.

Gold production and gold sales were up 49% and 55% respectively quarter on quarter and costs improved accordingly, with a 28% decrease in total cash costs to $609/oz and a 29% reduction in AISC to $907/oz. This is a very pleasing result one quarter after commercial production was declared.

We are well positioned to advance our Phase 2A expansion project with a strong balance sheet and 52,000 to 57,000 ounces of gold production expected in Q4."

This news release should be read in conjunction with Asanko's Management Discussion and Analysis and the Consolidated Financial Statements for the three and nine months ended September 30, 2016, which are available at www.asanko.com and filed on SEDAR. There are no comparative numbers presented in this press release as commercial production was declared on April 1, 2016.

Key Operating and Financial Highlights Asanko Gold Mine, 100% basis

	Q3 2016	Q2 2016

Waste Mined (t)	6,005,355	5,816,173
Ore Mined (t)	1,326,471	1,242,657
Strip Ratio (W:O)	4.5:1	4.7:1
Mining Cost ($/t mined)	3.88	3.74
Ore Processed (t)	851,538	702,318
Gold Feed Grade (g/t)	2.12	1.69
Gold Recovery (%)	94	92
Processing Cost ($/t milled)	13.25	13.79
Gold Production (oz)	53,986	36,337

Gold Sales (oz)	54,393	35,074
Average Realised Gold Price ($/oz)	1,311	1,231
Operating Cash Costs[2] ($/oz)	544	785
Total Cash Costs[2] ($/oz)	609	846
All-in Sustaining Costs[3] ($/oz)	907	1,280
Adjusted All-in Sustaining Costs[4] ($/oz)	667	934

Revenue ($m)	71.5	43.3
Production Costs, including Royalties ($m)	33.5	30.0
Income from Mine Operations ($m)	20.5	0.33
Net Income (Loss) ($m)	11.7	(12.5)
Net Income (Loss) per Share	$0.06	($0.06)
Adjusted Net Income[1] (Loss) ($m)	10.7	(11.8)
Adjusted Net Income[1] (Loss) per Share	$0.05	($0.06)
Cash provided by Operating Activities ($m)	33.1	18.1
Cash provided by Operating Activities per share	$0.17	$0.09

Q3 2016 Operational Results

  Safety and Health are key pillars to the success of the Asanko Gold Mine. No lost time injuries ("LTI's") were recorded in the period with only one LTI in the past 12 months. The rolling 12 month lost time injury frequency rate is exceptional at 0.17 per million man-hours worked.

  Q3 was the first full quarter of steady state operations at the Asanko Gold Mine; during the quarter the main mineralized domains in the Nkran pit were further exposed and the mix of mining in those zones increased.

  Mined ore grade increased steadily during the quarter with 2.0g/t mined in September.

  Mining now substantially de-risked for a single pit operation with strategic stockpile of 1.12 million tonnes reached, fully clad twin ramp system operational and multiple working faces available at variable elevations to manage water ingress and any pit slope instability.

  In Juy and August, the process facility operated at 10% above design capacity at 3.3 million tonnes per annum ("Mtpa").

  During September a new mobile crusher was commissioned to mitigate a bottleneck in the primary crushing circuit and the processing plant increased its throughput, operating at 20% above design capacity (3.6Mtpa).

  A 10,000 metres drilling program at Akwisiso delivered highly encouraging drill results with visible gold intercepts and extensive mineralized intersections of similar style to the main Nkran pit.

  The 2016 near mine exploration program yielded success during Q3 with the completion of the Nkran Extension resource estimate.

  Environmental permit received for a portion of the Adubiaso Extension and initial grade control drilling was completed during the quarter.

Q3 2016 Financial Performance

  The Company earned net income of $11.7 million ($0.06/share) and adjusted net income $10.7 million[1] ($0.05/share).

  Cash provided by operating activities was $33.1 million ($0.17/share), 83% higher than Q2.

  The Company sold 54,393 ounces of gold at an average realized gold price of $1,311/oz for total gold revenue of $71.3 million.

  Revenues net of royalties were $68 million from the sale of gold, being 65% higher than Q2 and indicative of the achievement of above planned production.

  Total cost of sales (including depreciation and depletion) of $47.5 million resulted in income from mine operations of $20.5 million, as compared to $0.33 million for Q2.

  Unit costs of production in the mining and processing areas are substantially in-line with expectations with mining costs averaging $3.88/tonne mined and processing costs averaging $13.25/tonne milled.

  The Company lowered operating cash costs[2] per ounce to $544/oz and total cash costs[2] per ounce to $609/oz by 31% and 28% respectively compared to Q2.

  All-in Sustaining Costs[3] decreased by 29% to $907/oz in the quarter largely due to a increase in sales in Q3 as a result of record production.

  Adjusted all-in sustaining costs[4] were $667/oz, down from $934/oz in Q2.

Q3 2016 Liquidity and Capital Resources

  The balance sheet at September 30, 2016 remains strong with cash of $57.6 million, unrefined gold dore on hand with a market value of $9.7 million and $5.3 million in receivables from gold sales.

  The working capital position[1] of the Company as of September 30, 2016 improved to $66.7 million from $21.5 million at June 30, 2016 as the Company begins to accumulate cash from gold sales.

  The Company received total VAT refunds of $20.3 million in Ghana, being all VAT relating to Phase 1 of construction of the AGM as well as operational VAT receivables from Q1 pre-commercial production operations. Going forward the Company expects VAT outflows to be offset by VAT inflows as the process of auditing and claiming operational VAT is entrenched.

2016 Outlook and Opportunities

In light of the strong production performance during Q3 and the above design performance of the processing facility, the Company reiterates its recently increased production guidance of 52,000 - 57,000 ounces for Q4 2016.

The Company also recently received the Environmental Invoice (a precursor to the receipt of the Environmental Permit) for mining and conveyor operations at Esaase and the Board has consequently approved an early works program for the Phase 2A expansion, which includes Front End Engineering and Design which will commence immediately. The Phase 2 Definitive Feasibility Study is expected to be published in Q4 2016 and will include production and cost guidance for the Phase 1 operations for 2017 and 2018.

Notes:

 [1] Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release, including working capital, adjusted net income (loss), adjusted net income (loss) per share, operating cash costs, total cash costs, all-in sustaining costs per ounce of gold produced, and adjusted all-in sustaining costs per ounce of gold produced. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

 [2] Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments, by-product revenue and non-cash inventory movements for each ounce of gold sold. Total cash costs include production royalties of 5%.

 [3] All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion for each ounce of gold sold.

 [4] Adjusted All-in Sustaining Costs Per Gold Ounce

The Company reports "adjusted all-in-sustaining costs" per ounce of gold in order to adjust out capitalized stripping costs incurred during the period, which is a non-GAAP performance measure. By adjusting out capitalized stripping costs, the Company provides additional information about costs which the Company does not expect to continue at the same level in future or that management does not believe are an accurate reflection of the Company's ongoing all-in sustaining costs.

Q3 2016 Financial Results Conference Call and Webcast Details

Monday 7 November at 9am Eastern Time
US/Canada Toll Free: 1 800 926 6198
UK Toll Free: 0800 496 0445
International: +1 212 231 2919
Presentation available here: www.asanko.com

Webcast: please click on the link: https://cc.callinfo.com/r/1qru237mpb8wl&eom

Replay: A recorded playback will be available approximately two hours after the call until December 7, 2016:
US/Canada Toll Free: 1 800 558 5253
International: +1 416 626 4100
Passcode: #21820020

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady state production was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).